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                              November 17, 2022

       Tim Hoi Ching
       Chief Executive Officer
       Raytech Holding Ltd
       Unit 609, 6/F, Nan Fung Commercial Centre
       No. 19 Lam Lok Street
       Kowloon Bay, Hong Kong

                                                        Re: Raytech Holding Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted October
21, 2022
                                                            CIK No. 0001948443

       Dear Tim Hoi Ching:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. We note your disclosure that you will be a controlled company after the closing of this offering. Please
disclose on the prospectus cover (i) the percent of voting power that your
                                                        Chief Executive Officer
will control after completion of the offering, (ii) that you will be considered to be a
controlled company, and (iii) whether you intend to take advantage of the controlled company
exemptions under the Nasdaq rules. Please also conform
                                                        disclosure in the
summary that indicates you "may" choose to rely on such exemptions, for example on pages 9
and 19.
 Tim Hoi Ching
Raytech Holding Ltd
November 17, 2022
Page 2
Commonly Used Defined Terms, page ii

2. Please revise the definition of "we" or "us" to refer solely to the registrant, consistent with the definition on the prospectus cover page. Consider defining a different term, such as
         "Raytech," to refer to the consolidated company where appropriate. Prospectus Summary, page 1

3. We note that your disclosure regarding regulatory approvals is limited to governmental authorities in mainland China, for example on pages 14 and 17. Please revise to disclose each permission or approval that you or your subsidiary is required to obtain from Chinese authorities (including Hong Kong) to operate your respective business and to offer the securities being registered to foreign investors. State whether you or your subsidiary is covered by permissions requirements from the China Securities Regulatory
         Commission (CSRC), Cyberspace Administration of China (CAC) or any
other
         governmental agency that is required to approve your or your
subsidiary   s operations, and
         state affirmatively whether you and your subsidiary have received all requisite permissions or approvals and whether any permissions or approvals have been denied.
         Please also describe the consequences to you and your investors if you or your subsidiary:
         (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
4. Please revise disclosure that indicates no permissions or approvals are required from
         Chinese authorities, including CAC review, to disclose how you determined this. If you relied on counsel, identify counsel and file an exhibit. If you did not consult counsel, provide an explanation as to why you did not consult counsel. Please expand or revise related risk factors as appropriate.
5. Please revise your disclosure regarding the legal and operational risks associated with
         being based in or having the majority of the company   s operations in
China to additionally
         include the risks related to your primary manufacturer, Zhongshan Raytech, and to assess the potential consequences of such risks to you and your investors. Risk Factors, page 23

6. Please tailor your risk factors to more closely reflect your business and the risks to which you are subject. In this regard, we note references to "segments" and "service, practice or industry offerings," as well as related terms, which do not appear to reflect your actual
FirstName LastNameTim Hoi Ching
       business. In addition, please reconcile references to "historical rate of growth" and
Comapany   NameRaytech
       "limited            Holdingon
                operating history"   Ltdpage 26, and revise the reference to
"financial consultancy
       industries"
November   17, 2022onPage
                      page252.
FirstName LastName
 Tim Hoi Ching
FirstName LastNameTim   Hoi Ching
Raytech Holding Ltd
Comapany 17,
November  NameRaytech
              2022      Holding Ltd
November
Page 3    17, 2022 Page 3
FirstName LastName
Although our business operations so far have not been materially and adversely affected by the outbreak of the coronavirus . . . . , page 28

7. We note your disclosure that the closure of the border between Hong Kong and mainland
         China impeded Pure Beauty   s "ability to contact with" its two
manufacturers. Please
         revise to clarify whether and how this impacted your operations. We further note disclosure that describes risks hypothetically; for instance, and without limitation, the
         "pandemic may adversely affect the manufacturing, logistic and delivery of our products"
         and "our manufacturers may not timely receive their raw materials, parts and components." Please revise to describe the actual impacts you have experienced and to assess the effect on your business, financial condition, and results of operations.
Our Business, page 78

8. We note your disclosure that a single customer, identified as K***, accounted for 97-98%
         of your revenues in the past two fiscal years. In addition, your disclosure includes various statements regarding the market position and business of K***. In light of your dependency on this customer and the statements being made about it, please disclose the identity of K*** or advise.
9. We note your description of product sourcing on page 80. Please disclose additional information regarding payment terms and risk allocation, to clarify who bears the costs and risks of loss at various stages of this process. For example, and without limitation, clarify which party pays for the production of prototypes and bears the risk of shipping delay or loss.
Management, page 92

10. Please revise your biographical disclosure to clarify whether Mr. Ching, as well as your director nominees, hold other directorships. Refer to Item 4 of Form F-1 and Item 6.A. of
         Form 20-F.
Related Party Transactions, page 98

11. Please revise disclosure under the caption "Due to related party" to reconcile the apparent inconsistency with Note 9 to the financial statements, "Amount due from a director."
12. Please revise your disclosure to describe the lease with Raytech Holdings Company
         Limited. Please also file the lease as an exhibit to your registration statement pursuant to
         Item 601(b)(10) of Regulation S-K, or advise.
 Tim Hoi Ching
FirstName LastNameTim   Hoi Ching
Raytech Holding Ltd
Comapany 17,
November  NameRaytech
              2022      Holding Ltd
November
Page 4    17, 2022 Page 4
FirstName LastName
Financial Statements
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies and Practices
Revenue Recognition, page F-11

13. You disclosure indicates that you generate revenue through sourcing and wholesaling of beauty products and revenue is recognized when product is loaded on ships. However, we note from the prospectus summary that you also provide two different types of
         services   product sourcing and product co-development. Please revise your disclosure to
         include your policy for recognizing revenue for each type of service. Signatures, page II-4

14. Tell us where Form F-1 requires that the document be signed by the "Chief Financial
         Officer Nominee." If that signature is not required, please revise to indicate who will be signing in the capacity of Principal Financial Officer and Principal Accounting
         Officer/Controller.
General

15. Please revise the paragraph following the table on contents on page i to remove references to reports filed with the Securities and Exchange Commission and documents incorporated by reference.
16. Reconcile your disclosure throughout regarding whether you will rely on "home country"
         or "controlled company" exemptions cited in your disclosure. As one example, on page
         49, you state you will rely on home country exemptions, and will not have a majority of independent directors. However, on pages 19-20, you say you will not rely on controlled company exemptions, and will have a majority of independent directors. You may contact Heather Clark at 202-551-3624 or Hugh West at
202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Arila Zhou